03 DEC -4 AM 7:21

DRC RESOURCES CORPORATION

PROCESSED

DEC 15 2003

THOMSON FINANCIAL

2003

THIRD QUARTER REPORT

[redacted]

03037918

SUPPL

Content

- ***Report to Shareholders***
- ***Management Discussion and Analysis***
- ***Financial Statements (Unaudited) September 30, 2003***

#601 - 595 Howe Street, Vancouver, B. C. V6C 2T5
Telephone: (604) 687-1629 ~ Fax: (604) 687-2845
E-mail address: drcresources@uniserve.com
Website: drcresources.com
TSX Symbol – DRC

12/4

To Our Shareholders:

Corporate Highlights

- $24.15 Million Financing Completed
- Advanced Scoping Indicates Afton Viable
- 55 Million Tonnes Measured and Indicated Mineral Resource
- $1 Million Diamond Drill Program in Progress

During this period DRC Resources Corporation continued with the exploration of the Afton Copper-Gold Project in Kamloops, British Columbia. Subsequent to this period the Company completed a $24.15 Million bought deal private placement with a syndicate of underwriters led by Orion Securities Inc. With $25 Million in working capital the company has sufficient funds to complete a bankable feasibility study.

An advanced Scoping Study completed by the Company's independent mine engineering consultants, Behre Dolbear & Company Ltd., indicates that panel cave mining and conventional flotation technology are viable methods for application to the Afton Project. In the advanced Scoping Study (filed on SEDAR), Behre Dolbear recommends that the Company proceed with an underground exploration program and complete a feasibility study.

The Company intends to focus on the completion of a feasibility study and will maintain its strategy of strengthening and expanding the mineral resource base. With the increase in metal prices the Afton Copper-Gold Project continues to attract the interest of the financial institutions and the mining industry. Management will continue its best efforts to ensure that investor confidence in the Afton Project is rewarded with improving shareholder value.

British Columbia Ministry of Energy and Mines' Exploration 2002 Review identifies the Afton Project as the provinces' largest advanced exploration project. To date the Company has expended over $4.5 million on exploration for the Afton Copper-Gold Project. British Columbia's business-supportive political environment is beneficial to the advancement of Afton Project, which is already considered an industry leader.

On behalf of the Board of Directors I would like to welcome our new shareholders and thank our long-term investors for their continued interest and support. You may keep abreast of progress by visiting our corporate website, drcresources.com, on which all significant information is posted as available for release.

John H. Kruzick
President & CEO
November 26, 2003

0A

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION AT SEPTEMBER 30, 2003

Management's Discussion and Analysis ("MD&A") for the quarter ended September 30, 2003 should be read in conjunction with the Company's MD&A for the year ended December 31, 2002 and the consolidated interim financial statements and corresponding notes for the period ending September 30, 2003. The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous period's discussion.

Description of Business

DRC Resources Corporation with head office located in Vancouver, British Columbia, was incorporated in 1980. The Company is a development stage, junior resource company engaged in the location, acquisition, evaluation, exploration and development of mineral interests. The Company's presently issued 12.9 million issued shares are listed on the Toronto Stock Exchange (TSX symbol DRC). The main project of the Company is the Afton Copper-Gold Project, located 10 kilometers west of Kamloops, British Columbia. The Company also owns a mineral interest in Ontario which is being maintained with no further work program presently planned.

The Company's business is managed by directors and executives with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining professionals (qualified persons) retained to advise the Company on its main project.

Progress and Outlook

During 2003 the Company is focusing on the exploration of the Afton Copper-Gold Project, located near Kamloops, British Columbia. As a mineral exploration company, the future liquidity of DRC Resources will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets. With the completion of the $24.15 million financing at the beginning of November, 2003, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

The Company intends to move forward with the advancement of the Afton Copper-Gold Project by carrying out an underground exploration and development program with the aim of advancing the Project through the feasibility stage.

During the 1st quarter of fiscal 2003 the Company engaged mining consultants, Behre Dolbear & Company Ltd. of Vancouver, British Columbia to undertake a Pre-Feasibility Study for the Afton Copper-Gold Property, Kamloops, B.C. The study was to address the mineral resource, a number of mining methods, mineral processing, and permitting for the Afton Project. The study was to provide an estimate of capital and operating costs related to the potential development of an underground bulk tonnage mining operation at

Afton. Subsequent to the end of the quarter the Pre-Feasibility Study was completed and submitted to the regulatory authorities for pre-approval before filing on SEDAR. The BC Securities Commission reviewed the Pre-Feasiblity Study as written by Behre Dolbear & Company Ltd. and requested that it be re-classified as an advanced Scoping Study which would bring it into compliance with National Policy 43-101. Behre Dolber made certain revisions to its study which resulted in its acceptance as an advanced Scoping Study by the BC Securities Commission. The advanced Scoping Study is now filed on SEDAR. The relevant project statistics are outlined below:

Afton Project Statistics			
Mineral Resource	Measured and Indicated[1]	54,760,000 tonnes	1.68% Cu_{Eq}
	Inferred Resource	21,400,000 tonnes	1.61% Cu_{Eq}
Mineral Resource Within the Proposed Mine Plan	Measured and Indicated	36,850,000 tonnes	1.75% Cu_{Eq}
	Inferred Resource	13,130,000 tonnes	1.78% Cu_{Eq}
Total Material to be Mined	All Categories[2]	49,980,000 tonnes	1.75% Cu_{Eq}
Metallurgical Recovery	Copper		90%
	Gold		90%
	Silver		75%
	Palladium		74%
Mining Method			Underground Panel (Block) Caving
Production Rate (Mine & Mill)			9,000 tonnes per day
Mine Life			17.5 years
Average Annual Production	Copper		29,400 tonnes
	Gold		71,400 ounces
	Silver		178,700 ounces
	Palladium		7,700 ounces
Initial Capital Cost[3]			$140,034,000
Working Capital and Initial Inventory			$9,700,000
On-going Capital			$191,351,000
Unit Operating Cost	(at full production)		$9.77/tonne milled
Net Present Value	0%		$413,381,358
	5%		$203,150,863
	7.5%		$140,721,795
	10%		$95,015,270
Internal Rate of Return	(pre-tax)		26.89%
	(after tax)		20.08%
Payback Period			3.74 years

Notes:
1 Afton Main Zone Only (@ 0.7% Cu_{Eq} cut-off grade)
2 See Note on Page 18, Section 3.0
3 Currency used throughout is $Canadian

During the 2nd quarter of fiscal 2003, a Mineral Resource Study completed by Behre Dolbear established the Afton Project as a large high-grade copper-gold mineral deposit with potential of developing additional tonnage through further exploration. The study estimates significant tonnage and grade for the Afton Project using cutoff grades ranging from 0.1% to 4.0% Copper Equivalent. This Mineral Resource Study was incorporated in the Afton Advanced Scoping Study.

Afton Main Zone

Measured, indicated and inferred resources were calculated using a geological block model with 10 x 10 x 10 meter blocks and ordinary kriging. A resource summary is presented below for the Afton Main Zone at a cut off grade of 0.7% Cu_{Eq}.

Afton Main Zone Mineral Resource Estimate Summary – May 2003									
Category	Tonnes	Grade						Contained Product In-situ	
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu_{Eq} (%)	Au_{Eq} (g/t)	Cu (M lbs)	Au (M ozs)
Measured	9,540,000	1.289	0.945	3.438	0.117	1.956	3.039	271	0.29
Indicated	45,220,000	1.040	0.820	2.531	0.115	1.619	2.516	1,037	1.19
Measured + Indicated	54,760,000	1.083	0.842	2.689	0.116	1.678	2.607	1,308	1.48
Inferred	21,400,000	1.025	0.832	2.344	0.128	1.613	2.506	484	0.57

The copper and gold equivalent calculations made the following assumptions:

Metal	Price	Recovery
Copper	$0.85/lb.	90%
Gold	$375/oz.	90%
Silver	$5.25/oz.	75%
Palladium	$200/oz.	74%

The Afton mineral resource estimates, based on 2000-2003 diamond drill results from 90 drill holes totaling 42,450 metres, were calculated by Mr. Gary Giroux, P. Eng., and incorporated into the Advanced Scoping Study under the direction of Mr. James A. Currie, P. Eng.. Both Mr. Giroux and Mr. Currie are independent Qualified Persons as defined under the National Instrument 43-101. All drill hole samples were prepared under the supervision of DRC personnel and shipped to Eco Tech Laboratories Ltd., a British Columbia Certified Assayer, for analysis. DRC employs a comprehensive QA/QC program including the use of standards and internal and external check samples. Behre Dolbear has reviewed the QA/QC program and is of the opinion that it meets or exceeds industry standards. Industry-accepted methods were used for grade estimation using the method of ordinary kriging (a method of determining a weighted average in such a way that the geostatistical estimation variance of the weighted average is minimized). The assays were composited into 10 metre down-hole composites. Reasonableness of grade interpolation was reviewed by visual inspection of sections displaying block model grades, drill-hole composites and geology with good agreement being observed. In accordance with National Instrument 43-101, both the Mineral Resource Study and the advanced Scoping Study were filed on SEDAR.

The Company has held and is continuing discussions with senior members of the mining industry with the objective of moving the project beyond the exploration stage. The Company has signed confidentiality agreements with a number of mining companies and financial institutions.

Operating Results

During the quarter ended September 30, 2003, DRC incurred a loss after income taxes of $105,943 ($0.01 per share) compared to $62,734 ($0.01 per share) for the same period in 2002. Income for the fiscal period ended September 30, 2003 was $21,613 compared to $30,085 in the corresponding period in 2002. Administration costs for the quarter ended September 30, 2003 increased to $92,023 compared to $82,058 for the same period in 2002 due to also to strengthening of the Canadian Dollar and the increased professional, consulting, travel related to the US Securities filing and also increased activity due to the advancement of the Afton Copper-Gold Project.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.

Quarterly Budget – For Period Ending September 30, 2003

Administration	Budget	Actual	Over (Under)
Office Supplies and expenses	$ 9,000	1,346	(7,654)
Salaries of support staff	15,750	16,500	750
Management salaries & Expenses	27,750	30,719	2,969
Regulatory and transfer agent fees	4,500	9,571	5,071
Utilities and telephone	4,500	934	(3,566)
Rent	6,000	5,370	(630)
Legal, accounting and professional fees	22,500	24,449	1,949
Total	**$90,000**	**88,889**	**(1,111)**

Financial Condition - Liquidity & Capital Resources

At September 30, 2003, DRC had cash and cash equivalents of $2,884,862 compared to $4,621,152 as at September 30, 2002. Of the foregoing, at September 30, 2003 approximately $642,540 is committed to exploration expenditures pursuant to agreements under which flow through shares were issued. Working capital at September 30, 2003 was $3,049,913 compared to working capital of $4,676,915 at September 30, 2002. An improving trend in gold and copper prices has prompted DRC to review all potential

courses of action beneficial to all shareholders by attracting financial participation in the Afton Copper-Gold Project. Discussions are on-going with a number of mining companies, international smelters and financial institutions that have expressed an interest in project participation.

The Company's source of liquidity is its cash and cash equivalents. However, this is supplemented by interest earned and these sources of cash are considered sufficient to meet near-term financial requirements.

Related Party Transactions

During the quarter ending September 30, 2003, the Company paid $13,872 compared to $10,161 in the same period of 2002, for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest. During the quarter September 30, 2003 the Company paid $36,750 compared to $30,675 in the same period of 2002 for consulting and deferred exploration costs invoiced by Westridge Enterprises Ltd., a private company owned by a director of the Company. A related person of the President was paid $16,500 for consulting services during the second quarter.

Marketable Securities

As at September 30, 2003, DRC owned 25,000 common shares of Planet Ventures Inc., a junior resource company listed on the TSX Venture Exchange. The cost at date of acquisition was $5,750; the market value of these securities at September 30, 2003 was $3,125.

During the quarter, 18,000 Stock Options were exercised at an exercise price of $3.00 per share.

Exploration and Development

During the quarter ending September 30, 2003, DRC incurred exploration and development expenditures of $416,760 compared to $336,744 for the same period in 2002.

The $4,700,000 Exploration Program Budget recommended by J.J. McDougall & Associates in their January 24th, 2001 2000 Diamond Drill Exploration Report on the Afton Mine Project and disclosed in the August 3rd, 2001 Final Prospectus was adopted by the Company as its Afton Copper-Gold Project budget. The J.J. McDougall & Associates' report did not break down project cost estimates on a month by month basis.

The following is a breakdown of budgeted and actual expenditures for the quarter and the year, with budget remainder (overage) at September 30, 2003.

Exploration	**Budget Amount for Entire Program**	**Expended During Quarter Ending September 30, 2003**	**Total Expended To September 30, 2003**	**Budget Remainder (Overage)**
Diamond Drilling	$2,500,000	198,445	2,555,707	(55,707)
Assaying	200,000	5,136	165,213	34,787
Accommodation and Meals	100,000	4,350	99,695	305
Technical personnel*	500,000	59,615	958,976	(458,976)
Support personnel salaries	100,000	4,518	126,244	(26,244)
Vehicles and fuel	50,000	1,189	44,277	5,723
Metallurgical testing	50,000	-	23,783	26,217
Pre-Feasibility study costs	700,000	137,857	174,651	525,349
Contingencies	500,000	5,650	83,797	416,203
Total	**$4,700,000**	**$ 416,760**	**$4,232,343**	**$ 467,567**

* Fees for consulting engineers, geologists and all other technical personnel are including under this heading

Project costs during this quarter were slightly lower than pervious periods due to the fact that the project was using only one drill during most of the quarter.

The budget for diamond drilling originally recommended 80,000 ft (24,390 metres) of drilling to be done at an estimated $2,500,000. To September 30, 2003, 102 NQ Diamond Drill Holes totaling 156,525 ft (47,721 metres). of diamond drilling has been completed at a total drilling cost of $2,555,707. The average drilling cost per foot was $16.33. The amount over the property exploration budget for diamond drilling was $55,707. Due to strict budget supervision and the present competitive nature of the drilling industry, DRC's has been able to drill double the footage originally anticipated when budgeting for the Afton Exploration Program.

In late March, 2003 the Company continued the $4.7 million Diamond Drill Exploration Program recommended by the Company's independent engineer in the January 24, 2001 technical report. To the end of this quarter $4,232,343 has been expended on the Afton Copper-Gold Project.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's properties. Excellent surface indications and drill results are no guarantee that an economic mineral deposit exists at depth. Fluctuating mineral commodity prices and exchange rates may adversely affect the economics of a mineral deposit. Financial markets can sometimes be negative toward junior exploration companies.

Subsequent Events

The Behre Dolbear and Company Ltd. were engaged to prepare a Pre-Feasibility Study, which was filed. The BC Securities Commission requested its withdrawal and re-classification as an advanced Scoping Study to bring it into compliance with NI 43-101. This has been done and the advanced Scoping Study has been filed on SEDAR.

On November 6, 2003 a Private Placement financing of $24.15 Million was completed. Orion Securities Inc. acted as lead underwriter for this financing in which Dundee Securities Inc. and Salman Partners Inc. also participated. The proceeds from the financing will be used to carry out an underground exploration and development program designed to advance the Afton Copper-Gold Project to the feasibility stage and for general working capital.

Disclaimer
The information contained herein is prepared by the company and believed to be accurate but has not been independently audited or verified and is provided for informational purposes. This information is not to be construed as an offer nor as a recommendation to buy or sell securities. DRC Resources Corporation, its officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.

Cautionary Note
It should be noted that some of the statements contained in this presentation are not historical facts but may be forward-looking statements. Estimates and statements that describe the Company's future plans, objectives or goals are examples of forward-looking statements and such statements may include words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statement address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of the Company's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals, legislative, environmental and other regulatory, political and competitive developments in areas in which the Company operates.

US Investors Should Note: *The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as "resources", that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.*

DRC RESOURCES CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited - See Notice to Reader)

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 - 788 BEATTY STREET
VANCOUVER, B.C.
V6B 2M1
PHONE: (604) 688-2850
FAX: (604) 688-2777

NOTICE TO READER

We have compiled the interim consolidated balance sheet of DRC Resources Corporation as at September 30, 2003 and the interim consolidated statements of operations and deficit, and cash flows, and schedule of mineral claim interests for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
November 14, 2003

"BEAUCHAMP & COMPANY"
Chartered Accountants

DRC RESOURCES CORPORATION
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

	Sept. 30, 2003	Dec. 31, 2002 (Note 15)
ASSETS		
CURRENT ASSETS		
Cash and term deposits	$ 2,884,862	$ 3,872,144
Marketable security	1,500	1,500
Amounts receivable - government	154,903	173,452
Prepaid expenses	24,792	-
	3,066,057	4,047,096
MINERAL CLAIM INTERESTS - SCHEDULE (Notes 2 and 3)	2,889,399	2,293,326
INVESTMENT PROPERTY (Note 4)	110,867	110,867
EQUIPMENT(Notes 2 and 5)	32,484	41,535
	$ 6,098,807	$ 6,492,824
LIABILITIES		
CURRENT LIABILITIES		
Account payable and accruals	$ 16,144	$ 45,169
FUTURE INCOME TAXES (Note 6)	206,266	113,766
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	8,037,985	8,086,803
DEFICIT	(2,161,588)	(1,752,914)
	5,876,397	6,333,889
	$ 6,098,807	$ 6,492,824

COMMITMENTS (Note 13)

APPROVED BY THE BOARD:

"JOHN KRUZICK" **Director** *"SHARON ROSS"* **Director**

See accompanying notes.

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(Unaudited - See Notice to Reader)

	Three Months Ended Sept. 30, 2003	Three Months Ended Sept. 30, 2002	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002
INCOME				
Interest and other	$ 21,184	$ 29,855	$ 68,413	$ 86,747
Oil and gas royalties	429	230	1,176	1,207
	21,613	30,085	69,589	87,954
EXPENSES				
Bank charges	99	19	553	293
Consulting and management	16,500	7,915	51,350	41,481
Amortization	3,017	6,103	9,051	8,213
Dues and subscriptions	-	-	936	11,773
Financing cost	-	12,000	-	12,000
Management services	8,750	8,075	31,750	21,875
Office, secretarial services and stationary	15,119	17,079	80,648	67,382
Professional fees	24,449	26,231	44,634	30,485
Regulatory and filing fees	9,375	7,864	36,260	14,645
Rent	5,370	5,086	16,965	14,702
Telephone	934	818	2,977	3,193
Transfer agent	196	2,951	6,731	6,291
Travel and promotion	8,097	3,799	42,453	47,636
Write-down of marketable security	-	1,250	-	2,250
Foreign exchange gain (loss)	117	(17,132)	61,455	3,899
	92,023	82,058	385,763	286,118
(LOSS) NET INCOME FOR THE PERIOD BEFORE INCOME TAXES	(70,410)	(51,973)	(316,174)	(198,164)
FUTURE INCOME TAXES (Note 6)	(35,533)	(10,761)	(92,500)	112,873
NET INCOME (LOSS) FOR THE PERIOD	(105,943)	(62,734)	(408,674)	(85,291)
DEFICIT, BEGINNING OF PERIOD	(2,055,645)	(1,589,564)	(1,752,914)	(1,567,007)
DEFICIT, END OF PERIOD	$ (2,161,588)	$ (1,652,298)	$ (2,161,588)	$ (1,652,298)
EARNINGS (LOSS) PER SHARE	$ (0.01)	$ (0.01)	$ (0.04)	$ (0.01)

See accompanying notes.

DRC RESOURCES CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(Unaudited - See Notice to Reader)

	Three Months Ended Sept. 30, 2003	Three Months Ended Sept. 30, 2002	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net income (loss) for the period	$ (105,943)	$ (62,734)	$ (408,674)	$ (85,291)
Items not requiring cash:				
Amortization	3,017	6,103	9,051	8,213
Write-down of marketable security	-	1,250	-	2,250
Future income taxes	35,533	10,761	92,500	(112,873)
	(67,393)	(44,620)	(307,123)	(187,701)
Net change in non-cash working capital items	(18,301)	197,275	(39,201)	405,957
Cash Provided By (Used For) Operating Activities	(85,694)	152,655	(346,324)	218,256
INVESTING ACTIVITIES				
Payments for mineral claim interests	(412,826)	(276,894)	(979,958)	(576,962)
Acquisition of capital assets	-	(29,690)	-	(33,652)
Cash Used For Investing Activities	(412,826)	(306,584)	(979,958)	(610,614)
FINANCING ACTIVITIES				
Shares issued for cash	54,000	1,917,558	339,000	1,917,558
Share capital repurchased for cash	-	(349,866)	-	(720,168)
Cash Provided By (Used For) Financing Activities	54,000	1,567,692	339,000	1,197,390
INCREASE (DECREASE) IN CASH	(444,520)	1,413,763	(987,282)	805,032
CASH, BEGINNING OF PERIOD	3,329,382	3,207,389	3,872,144	3,816,120
CASH, END OF PERIOD	$ 2,884,862	$ 4,621,152	$ 2,884,862	$ 4,621,152
CASH COMPRISES:				
Cash			$ 16,152	$ 68,828
Term deposits			2,868,710	4,552,324
			$ 2,884,862	$ 4,621,152

See accompanying notes.

DRC RESOURCES CORPORATION
SCHEDULE OF MINERAL CLAIM INTERESTS
NINE MONTHS ENDED SEPTEMBER 30, 2003
AND YEAR ENDED DECEMBER 31, 2002
(Unaudited - See Notice to Reader)

Acquisition Costs

	Sept. 30, 2003	Dec. 31, 2002 (Note 15)
Kamloops "Afton" Claims	$ 421,734	$ 421,734
Kamloops Ajax - Python Claims	48,733	48,731
Alberta Mineral Permits	-	1
Timmins, Ontario Claims	1	1
Balance, End Of Period	470,468	470,467

Deferred Exploration Costs

	Afton Claims	Ajax - Python Claims	Sept. 30, 2003	Dec. 31 2002 (Note 15)
Balance, Beginning Of Year	$ 1,763,674	$ 59,185	1,822,859	1,136,649
Assays and testing	31,607	-	31,607	46,256
Drilling	532,555	-	532,555	738,557
Engineering	251,702	-	251,702	98,170
Geological consulting	111,575	-	111,575	163,705
Labour	19,472	-	19,472	39,512
Supplies and equipment	3,063	-	3,063	26,869
Travel and accommodation	23,555	-	23,555	38,477
Staking and filing fees	500	111	611	-
Miscellaneous	5,364	-	5,364	7,206
Grant recoveries	4,388	-	4,388	(96,335)
Tax effect of flow through shares	(387,820)	-	(387,820)	(376,207)
	595,961	111	596,072	686,210
Balance, End Of Period	$ 2,359,635	$ 59,296	2,418,931	1,822,859
Mineral Claim Interests			$ 2,889,399	$ 2,293,326

See accompanying notes.

1. NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company were listed on the TSX Venture Exchange ("TSXV") until December 30, 2002; then on December 31, 2002 they were listed on the Toronto Stock Exchange.

The Company is in the process of exploring its mineral claim interests to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as mineral claim interests are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its mineral claim interests.

Although the Company has taken steps to verify title to mineral claim interests in which it has an interest in accordance with industry standards for the current stage of exploration of such interests, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principals of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b) Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant areas of estimate relate to mineral claim interests and related deferred exploration costs, future site restoration costs, and future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c) Mineral Claim Interests

The Company capitalizes acquisition and related exploration costs of mineral interests until such time as the mineral claim interests to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral claim interests are abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the period they are incurred.

d) Marketable Securities

The following portfolio investments are recorded at the lower of cost and market value:

Name Of Issuer	Class Of Security	Quantity	Cost Of Securities	Market Value Of Securities Sept. 30, 2003	(Note 15) Market Value Of Securities Dec. 31, 2002
Planet Ventures Inc.	Common shares	25,000	$ 5,750	$ 3,125	$ 1,500

e) Equipment

Equipment is stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 20% per annum.

f) Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current period's operations.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

g) Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

h) Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

The Company reduces share capital and deferred exploration costs for the period by the estimated amount of the related future tax liability arising when the capital expenditures are incurred.

i) Stock-based Compensation

The Company grants stock options to executive officers and directors, employees and consultants. Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments. These new standards establish the method for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited - See Notice to Reader)

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

i) Stock-based Compensation (Cont'd)

Had the Company followed the fair value method of accounting, the Company would have recorded no compensation expense pursuant to no share options issued during the quarter. Pro-forma loss information determined under the fair value method of accounting for stock options is as follows:

		Nine Months Ended Sept 30, 2003	(Note 15) Year 2002
Loss	As reported	$ (408,674)	$ 185,907
	Pro Forma	$ (408,674)	$ 301,188
Loss per share	As reported	$ 0.04	$ 0.02
	Pro forma	$ 0.04	$ 0.03

The pro-forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

- risk free interest rate of 2.8%, dividend yield of 0%, expected life of 2 years, and volatility of 56%.

j) Loss Per Share

Loss per share data is computed by dividing the loss by the weighted average number of common shares and common share equivalents outstanding during the year. Shares issuable upon the exercise of share purchase warrants and stock options were excluded from the computation of loss per share because their effect would be anti-dilutive.

3. MINERAL CLAIM INTERESTS

- Kamloops, B.C. "Afton" Mineral Interest

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, being 1,000,000 shares on effective date of the shareholders' approval of the agreement, and 200,000 shares annually for the next five years beginning in year 2, a work commitment of $6,500,000 over nine years and a 10% net profit royalty. The Company can purchase back the 10% net profit royalty interest, on or before December 1, 2010 for $2,000,000. Minimum work commitments vary from $400,000 to $1,000,000 each year and are $1,000,000 in year 2002 and $1,000,000 in year 2003.

3. MINERAL CLAIM INTERESTS (CONT'D)

- Kamloops, B.C. "Afton" Mineral Interest (Cont'd)

On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement. During the first quarter ending March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year 2 and in the final quarter ending December 31, 2002 the Company issued 200,000 common shares in accordance with the agreement for year 3. The value as per the terms of the agreement was $0.30 per share for a total cost to the Company of $120,000. Claim work completed has extended the claims in good standing until March 8, 2011. No shares have been issued in the year 2003 to date.

The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 9 and 13)

- Kamloops, B.C., Mineral Interest

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a fair value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2004 - 2007.

The Company entered into a joint venture agreement dated April 4, 1999 with Planet Ventures Inc. (formerly Footwall Explorations Inc.), a TSXV listed public company, for them to acquire a 50% interest in the Python Claim Group. Consideration to be received was 100,000 common shares of Planet Ventures Inc. (25,000 shares per year) and they were to incur cumulative exploration expenditures of $400,000 over four years. The Company received 25,000 shares of Planet Ventures Inc. upon signing the agreement, subject to a one-year hold period, and Planet Ventures Inc. incurred exploration expenditures of $29,675 during the year. The Company and Planet Ventures Inc. by mutual agreement, terminated the option agreement on March 29, 2000.

- Alberta Mineral Interest

The Company acquired, on October 23, 2000, twelve metallic and industrial mineral permits located in Northern Alberta. These permits were in good standing until April 12, 2003. These permits were allowed to lapse.

- Timmins, Ontario, Mineral Interest

The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining division of Ontario. The mineral claims are in good standing until October 14, 2006.

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited - See Notice to Reader)

4. INVESTMENT PROPERTY

The Company owns a 25% interest in approximately 358 acres of land located in Texas, U.S.A., which land provide its oil and gas property royalty interests. The market value of the property approximates the value of the property reported in the financial statements.

5. EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value Sept. 30, 2003	Net Book Value (Note 15) Dec. 31, 2002
Transportation equipment	$ 29,690	$ 10,391	$ 19,299	$ 23,752
Office equipment	32,990	19,805	13,185	17,783
	$ 62,680	$ 30,196	$ 32,484	$ 41,535

6. INCOME TAXES

a) Profit (loss) before income taxes are as follows:

	Nine Months Ended Sept. 30, 2003	(Note 15) Year Ended Dec. 31, 2002
Canada	$ (315,013)	$ (368,353)
U.S.A.	(1,161)	(198)
TOTAL	$ (316,174)	$ (368,551)

b) The provision for income taxes consist of the following:

	Nine Months Ended Sept. 30, 2003	(Note 15) Year Ended Dec. 31, 2002
Future		
Canada	$ 92,500	$ (182,644)
U.S.A.	-	-
TOTAL FUTURE INCOME TAX EXPENSE (RECOVERY)	$ 92,500	$ (182,644)

6. INCOME TAXES (CONT'D)

c) Temporary differences that give rise to future income taxes are as follows:

	Nine Months Ended Sept. 30, 2003	(Note 15) Year Ended Dec. 31, 2002
Long-term future tax liability		
Mineral Claim Interests	$ (213,606)	$ (126,838)
Equipment	7,340	13,071
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$ (206,266)	$ (113,767)

d) Temporary differences that could give rise to future income tax assets:

	Nine Months Ended Sept. 30, 2003	(Note 15) Year Ended Dec. 31, 2002
Long-Term Future Income Tax Assets		
Loss carry forwards	$ 485,739	$ 363,267
Share issue costs	101,262	142,505
Total Long-Term Future Income Tax Assets	587,001	505,772
Less valuation allowance	587,001	505,772
NET LONG-TERM FUTURE INCOME TAX ASSETS	$ -	$ -

e) Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	Nine Months Ended Sept. 30, 2003	(Note 15) Year Ended Dec. 31, 2002
Canadian Exploration Expenses	$ 438,721	$ 400,283
Canadian Development Expenses	$ 531,480	$ 623,408
Undepreciated Capital Costs	$ 51,010	$ 70,455
Share Issue Costs	$ 255,584	$ 359,679
Non-Capital Losses, expiring at various dates to 2010	$ 1,225,994	$ 877,358

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited - See Notice to Reader)

7. SHARE CAPITAL

a) Authorized
40,000,000 common shares without a par value

b) Issued

	Nine Months Ended Sept. 30, 2003		(Note 15) Year Ended December 31, 2002	
	Number Of Shares	Amount	Number Of Shares	Amount
Balance, beginning of year	9,131,766	$ 8,086,803	8,283,766	$ 7,133,578
Issued for cash:				
Exercise of brokers warrants	70,000	210,000	-	-
Exercise of options	43,000	129,000	-	-
Private placement flow-through shares	-	-	700,000	1,935,515
Repurchase for cancellation	-	-	(252,000)	(726,083)
Tax effect of flow-through shares/special warrants	-	(387,818)	-	(376,207)
Issued for mineral claim interests	-	-	400,000	120,000
Balance, end of period	9,244,766	$ 8,037,985	9,131,766	$ 8,086,803

- Year 2003

During the first quarter ending March 31, 2003, 5,000 shares were issued at a price of $3.00 per share for brokers warrants. In the second quarter the remaining 65,000 warrants were issued at $3.00 per share.

In the second quarter 25,000 stock options were exercised at $3.00 per share.

In the third quarter 18,000 stock options were exercised at $3.00 per share.

- Year 2002

On July 24, 2002 the Company, by a brokered private placement, issued 700,000 flow through common shares at a price of $3.00 per share with the net proceeds of $1,935,515 credited to the treasury.

During the year, the Company repurchased a total of 252,000 shares for cancellation at a cost of $726,083.

7. SHARE CAPITAL (CONT'D)

b) Issued (Cont'd)

400,000 common shares were issued at a price of $0.30 per share in accordance with the Afton mineral interest option agreement.

c) Stock Options

The Company does have an established share purchase option plan approved by the shareholders and TSE to issue up to 1,000,000 stock options. None of the below mentioned stock options are included in this plan.

Stock Options Outstanding	Options Outstanding	Option Price
Balance, December 31, 2000	664,000	
Cancelled	(25,000)	$7.00
Exercised	(160,000)	$0.20
Exercised	(51,000)	$0.30
Granted	90,000	$4.00*
Balance, December 31, 2001	518,000	
Granted	100,000	$3.05
Granted	320,000	$3.00
Granted	50,000	$3.50
Expired	(33,000)	$3.00
Cancelled	(65,000)	$3.00
Balance, December 31, 2002	890,000	
Exercised	(43,000)	$3.00
Balance, September 30, 2003	847,000	

*option price amended from $4.00 to $3.00 in year 2002.

The expiry dates of the options are:

September 13, 2004	395,000	options @ $3.00* (extended from Sept. 13, 2002)
February 1, 2004	302,000	options @ $3.00
September 18, 2004	100,000	options @ $3.05
December 5, 2004	50,000	options @ $3.50

On September 18, 2002, 100,000 options @ $3.05 per share were granted for ongoing financial consulting services to a related person of the President. The options expire on September 18, 2004.

8. BROKER WARRANTS

On July 24, 2002 the Company by a private placement, issued 70,000 broker warrants exchangeable on or before July 24, 2003 into common shares at a purchase price of $3.00 per warrant. No warrants were exercised in the year 2002. 5,000 of the warrants were exercised in the first quarter of 2003 and 65,000 of the warrants in the second quarter at $3.00 per share.

9. RELATED PARTY TRANSACTIONS

	Nine Months Ended Sept. 30, 2003	(Note 15) Year Ended Dec. 31, 2002
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company	$ 105,375	$ 112,845
For shares issued in payment on "Afton" mineral interest option agreement to the President/Director of the Company. 200,000 shares were issued during the year (cumulative total is 700,000 shares to date)	$ -	$ 60,000
For consulting services charged by a related person of the President	$ 49,250	$ 11,250
For secretarial and administrative services charged by a private company which a director has a 50% interest	$ 44,914	$ 41,405

10. SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

For the year ended 2002, the Company conducted non-cash activities as follows:

Financing Activities	
Common shares issued for mineral claim interests	$ 120,000

11. SEGMENTED INFORMATION

The Company's operations consist of mineral exploration in Canada. The other principal assets which are held in Canada consist primarily of cash, term deposits, and corporate notes.

	Nine Months Ended Sept. 30, 2003	(Note 15) Year Ended Dec. 31, 2002
CANADA		
Current Assets	$ 3,056,374	$ 4,035,551
Mineral Claim Interests	2,889,399	2,293,327
Equipment	32,484	41,535
	5,978,257	6,370,413
U.S.A.		
Current Assets	9,683	11,545
Investment Property	110,867	110,867
	120,550	122,412
TOTAL ASSETS	$ 6,098,807	$ 6,492,825

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments. The Company has $267,187 in U.S. dollars, comprised of $7,187 in a current account and $260,000 in a bankers acceptance note, due November 17, 2003.

13. COMMITMENTS

The Company, under the terms of the option agreement to acquire the "Afton" Mineral Interest, is required to issue an additional 600,000 shares in 200,000 share instalments over the next three years and, to perform a work commitment of $6,500,000 over nine years. To date $4,210,726 has been expended.

847,000 common shares are reserved for issuance for stock options. (See note 7(c))

DRC RESOURCES CORPORATION
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003
(Unaudited - See Notice to Reader)

14. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral interests on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

15. COMPARATIVE FIGURES

The amounts disclosed in these interim consolidated financial statements as at December 31, 2002, were subject to an audit engagement. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

16. SUBSEQUENT EVENT

On November 6, 2003 the Company completed a private placement financing with a syndicate of underwriters. The Company realized gross proceeds of $24,150,000 on issuance of 3,450,000 common shares, which included 450,000 Underwriters options, at a price of $7 per share.

The underwriters received 345,000 compensation options to purchase 345,000 common shares at a price of $7.50 per share on or before November 6, 2005.